www.xperi.com

July 29, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE Mail Stop 3233

Washington, D.C. 20549

Attention:	Beverly Singleton Melissa Gilmore

Re:	Xperi Holding Corporation Form 10-K for the fiscal Year ended December 31, 2021 Filed February 24, 2022 Form 8-K Filed May 9, 2022 Supplemental response letter dated June 22, 2022 File No. 001-39304

Ladies and Gentlemen:

Xperi Holding Corporation (the “Company”) is submitting this letter in response to the letter of comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated June 27, 2022 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 and filed February 24, 2022 (“Form 10-K”), Form 8-K filed May 9, 2022 (“Form 8-K”), and supplemental response letter dated June 22, 2022 (“Response Letter”, and together with the Form 10-K and Form 8-K, the “Filings”).

The numbered paragraph below restates in bold and italics the numbered paragraph in the Comment Letter, and the discussion set out below such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the respective Filings. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the respective Filings.

Form 8-K Furnished May 9, 2022

Exhibit 99.1 Earnings Release

GAAP to Non-GAAP Reconciliations, page 8

1.

We have reviewed your response to prior comment 3 including the calculation of the adjustment. We note your explanation as to the purpose of this adjustment, which you describe as a cash tax presentation. It appears this adjustment smooths out the annual and quarterly provision for (benefit from) income taxes against the actual income taxes paid, which represents an accrual to cash basis adjustment. Please note that Non-GAAP measures that include tailored recognition and measurement methods can not be presented in documents filed or furnished with us. Refer to Question No. 100.04 of the Staff’s Compliance & Disclosures Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated April 4, 2018. Please revise accordingly.

Corporate Headquarters

3025 Orchard Parkway

San Jose, CA 95134

T 1.408.321.6000

www.xperi.com

In response to the Staff’s comment, the Company will discontinue the use of cash tax for its non-GAAP presentation in future earnings releases. Instead, the Company intends to present a calculation of a provision for income taxes on a Non-GAAP basis that is adjusted to reflect the net direct and indirect income tax effects of various non-GAAP pretax adjustments. The Company believes that such presentation will not be an individually tailored measurement method and will be consistent with the Staff’s CD&I 100.04.

* * *

We would greatly appreciate any assistance the Staff can provide in obtaining any expeditious review of this response letter.

Please contact the undersigned at 408-321-6779 with any questions regarding the foregoing.

Very truly yours,

Xperi Holding Corporation

By:	/s/ Robert Andersen
Name:	Robert Andersen

cc:	Paul Davis, Chief Legal Officer

Corporate Headquarters

3025 Orchard Parkway

San Jose, CA 95134

T 1.408.321.6000